

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
Thomas W. Horton
President and Chief Executive Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 761555

> **Re: AMR Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 20, 2013**
> **File No. 333-187933**

Dear Mr. Horton:

We have reviewed your responses to the comments in our letter dated May 10, 2013 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

General

1. You disclose that you provide flights to the Caribbean and the Middle East. Cuba, located in the Caribbean, and Syria and Sudan, countries that can be understood to be included in references to the Middle East, are designated by the State Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form S-4 does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, whether through subsidiaries, affiliates, alliance partners or other direct or indirect arrangements. In this regard, we note that Havana Airport's website lists terminals for American Airlines and American Eagle Flights; and 2013 and 2011 news articles report that you have been flying to Cuba for two decades, and that ABC Charters provides licensed flights to Holguin and Havana, Cuba on American Airlines' planes. We note also that American Airlines' website provides a chart of regions to determine the number of miles needed for redemption of AAdvantage awards, and the chart includes Syria and Sudan under the Middle East and Africa. In addition, we note news articles reporting that oneworld alliance partner Qatar Airways flies to Aleppo, Syria and Khartoum, Sudan.

    Your response should describe any services, products or technology you have provided to or received from Cuba, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments, including overflight payments.

2. Please discuss the materiality of your contacts with Cuba, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

Summary and General Information, page 22

Questions and Answers About the Merger and the US Airways Group 2013 Annual Meeting of Stockholders, page 22

3. We note your revised disclosure in response to our prior comment 8 on page 23 that future issuances of AAG's common stock that are not related to the merger will be dilutive to all holders of AAG. Please revise to clarify whether you currently have plans regarding such issuances of AAG's common stock in the near future.

Who will manage AAG after the Merger, page 24

4. We note your response to our prior comment 11 and reissue in part. Please revise to clarify here, if true, that the vote on the adoption of the Merger Agreement may occur prior to the identification of the additional members of the board of directors and executive officers of AAG. We also note in your response that you indicate additional members of the board of directors may be identified and you will revise your proxy statement/prospectus accordingly. Please provide consents for any person that is named as a prospective director in the registration statement. For example, please provide a consent for Douglas Parker. Refer to Rule 438 of the Securities Act.

Proposal 1: The Merger, page 82

The Merger, page 83

Trading Value Analysis, page 100

5. We note your response to our prior comment 36. Please include here the explanation you provided to us in the last two sentences of the response, regarding how the approximation of the trading value of AMR was derived.

Regulatory Approvals Required for the Merger, page 106

6. We note your response to our prior comment 41 and reissue in part. Please revise to disclose the status of the required approvals from the DOT and FAA. Please tell us the anticipated timing of receiving the required regulatory approvals as it relates to the anticipated timing of effectiveness of the registration statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 149

Footnote (d), page 160

7. We note your response to prior comment 51. Please revise to disclose the information provided in the table.

Footnote (n), page 161

8. We note your responses to prior comments 54 and 55. Please revise to disclose the fair value of the travel and marketing components as a percentage of total dollar value of miles sold to affinity partners.

AMR's Compensation Discussion and Analysis, page 226

9. Please provide the disclosure and table specified by Item 402(t) of Regulation S-K for AMR or advise. Refer to Item 402(t)(1) of Regulation S-K.

Exhibit 8.1

10. Please have counsel revise paragraph (1) on page 514 of the marked copy you provided to us to clarify that the opinion addresses all material federal tax consequences.

11. Please remove assumption 6, regarding assuming that there will be no change in the U.S. federal income tax law from the date through Effective Time.

12. Please have counsel remove the second sentence in the last paragraph as such limitation on reliance is inappropriate.

Exhibit 8.2

13. Please have counsel remove (3) in the third paragraph as it is inappropriate to limit reliance in this way. Investors should be able to rely on the opinion as of the time of effectiveness.

Thomas W. Horton
AMR Corporation
May 24, 2013
Page 4

Exhibit 99.2

Form of Proxy Card

14. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

Cc: Via E-mail
        Thomas A. Roberts
        Weil Gotshal & Manges LLP